UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD
Ofer Tech Park

Petach Tikva, Israel 4970602
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Completion of Registered Direct Offering

On August 7, 2026, NANO-X IMAGING LTD (the “Company,” “Nanox,” “we”, “us” and “our”) completed its previously-reported registered direct offering in which it sold to a single long-term institutional investor (the “Purchaser”) 8,000,000 of the Company’s ordinary shares, par value NIS 0.01 per share (“ordinary shares”) (or pre-funded warrants in lieu of any such ordinary shares), along with 8,000,000 ordinary warrants to purchase up to 8,000,000 ordinary shares (the “ordinary warrants”), at a combined purchase price of $1.00 per ordinary share and accompanying ordinary warrant (or $0.9999 per pre-funded warrant and accompanying ordinary warrant). The pre-funded warrants sold in the offering have an exercise price of $0.0001 per underlying ordinary share, are immediately exercisable, and do not expire until exercised in full. The ordinary warrants have an exercise price of $1.15 per ordinary share, will be exercisable beginning six months following issuance and will expire five years from the closing date of the offering. Each of the pre-funded warrants and the ordinary warrants may not be exercised to the extent that exercise would raise the beneficial ownership of the Purchaser above 4.99% of our ordinary shares.

The gross proceeds to the Company from the offering were approximately $8.0 million, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The offering was completed pursuant to a securities purchase agreement (the “Purchase Agreement”) dated August 5, 2026, by and between Nanox and the Purchaser, and a “shelf” registration statement on Form F-3 (File No. 333-294302) (the “Form F-3”) that was filed by Nanox with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) on March 13, 2026, as amended by Pre-Effective Amendment No. 1 thereto, filed by Nanox with the SEC on March 26, 2026, and declared effective by the SEC on March 30, 2026, and the prospectus supplement to the prospectus contained within the Form F-3, filed by Nanox with the SEC on August 6, 2026.

In connection with the offering, on August 5, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”), pursuant to which the Placement Agent served as the sole placement agent for the offering. As compensation for its services, the Placement Agent received a cash fee equal to 5.0% of the gross proceeds raised by the Company in the offering. The Company also agreed to reimburse the Placement Agent for up to $50,000 of its accountable and documented legal fees and expenses incurred in connection with the offering.

Under the Purchase Agreement and the Placement Agency Agreement, the Company agreed that for the 30-day period following its entry into those agreements, without the prior written consent of the Placement Agent and subject to certain exceptions, it will not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of, any ordinary shares or ordinary share equivalents or file any registration statement or amendment or supplement thereto, other than the prospectus supplement relating to the offering or a registration statement on Form S-8 in connection with any employee benefit plan.

The officers and directors of the Company have signed lock-up agreements pursuant to which, subject to certain exceptions, such persons have agreed not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 30 days after the closing of the offering, unless the Placement Agent provides its prior written consent.

Each of the Placement Agency Agreement and the Purchase Agreement contains customary representations, warranties and agreements by the Company and indemnification rights and obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the material terms of the Purchase Agreement, the Placement Agency Agreement, the pre-funded warrants, and the ordinary warrants is not complete and is qualified in its entirety by reference to the full text of the forms of Purchase Agreement, Placement Agency Agreement, pre-funded warrant, and ordinary warrant, copies of which are furnished as Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to this Report of Foreign Private Issuer on Form 6-K, which are incorporated herein by reference.

As required, the Company is also furnishing the legal opinions of its Israeli and United States counsels, Meitar | Law Offices and Skadden, Arps, Slate, Meagher & Flom LLP, as to the legality of the ordinary shares, the pre-funded warrants and the ordinary warrants, respectively, as Exhibits 5.1 and 5.2 hereto.

Exhibits

Exhibit No.	Exhibit
4.1	Form of Securities Purchase Agreement, dated August 5, 2026, between Nano-X Imaging Ltd. and the purchaser identified therein

4.2	Placement Agency Agreement, dated August 5, 2026, between Nano-X Imaging Ltd. and A.G.P./Alliance Global Partners.

4.3	Form of Pre-Funded Warrant sold by Nano-X Imaging Ltd. to the purchaser under the Securities Purchase Agreement

4.4	Form of Ordinary Warrant sold by Nano-X Imaging Ltd. to the purchaser under the Securities Purchase Agreement

5.1	Opinion of Meitar | Law Offices as to legality of ordinary shares

5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of pre-funded warrants and ordinary warrants

23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)

Incorporation by Reference

The information contained in this Report of Foreign Private Issuer on Form 6-K, including Exhibits 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 23.1 and 23.2, is hereby incorporated by reference into the Company’s Form F-3 (File No. 333-294302), as amended, and the Company’s Registration Statement on Form S-8 (File No. 333-248322).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
	Name:	Erez Meltzer
	Title:	Chief Executive Officer and Acting Chairman of the Board

Date: August 7, 2026

3